United States securities and exchange commission logo





                              August 2, 2023

       Kian Hwa Goh
       Chief Executive Officer
       Orangekloud Technology Inc.
       1 Yishun Industrial Street 1
       #04-27/28&34 Aposh Building Bizhub
       Singapore, 768160

                                                        Re: Orangekloud
Technology Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 6,
2023
                                                            CIK No. 0001979407

       Dear Kian Hwa Goh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement of Form F-1

       Cover Page

   1. Please revise your cover page to discuss the dual class structure of your ordinary shares.
                                                        Also include a
corresponding risk factor discussing any risks related to your dual class capital structure, such
as the risks that your dual class structure may render your shares ineligible for
inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
 Kian Hwa Goh
FirstName  LastNameKian  Hwa Goh
Orangekloud  Technology Inc.
Comapany
August     NameOrangekloud Technology Inc.
       2, 2023
August
Page 2 2, 2023 Page 2
FirstName LastName
2. Please revise the cover page to clarify whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.
Prospectus Summary, page 1

3. Your prospectus summary contains a discussion of your business that is repeated elsewhere in your prospectus. Pursuant to Item 503(a) of Regulation S-K, your summary should provide a brief overview of the key aspects of the offering and should not merely repeat text found elsewhere in the prospectus. Please revise accordingly.
4. Please expand your disclosure in your prospectus summary and elsewhere to discuss the roles of the company's operating subsidiaries.
5. Please revise your prospectus summary to include charts depicting your corporate structure both before and after the Reorganization and Offering and clearly label each chart. Currently, it is unclear whether the chart on page 5 reflects the Reorganization and
         Offering. Make similar revisions to your Our Corporate Structure and History section.
Implications of Being an "Emerging Growth Company" and a "Foreign Private
Issuer"
Emerging Growth Company, page 7

6. You state that you are an emerging growth company ("EGC") and have irrevocably elected not to avail yourselves of the extended transition period provided by Section 107 of JOBS Act, however, you do not have the relevant checkbox marked on the cover page.
         We also note that your risk factor on page 23 indicates that you do not plan to opt out of such exemptions afforded to an EGC by the JOBS Act and that your disclosure on page F-
         16 indicates that you had elected to delay the adoption of new or revised accounting standards. Please revise your disclosures throughout the filing to clearly state whether or not you have elected to use the extended transition period. If you have elected to use the extended transition period, revise Note 2 to disclose that, as result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.
7. You also disclose that you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Your reference to the
         IASB is unclear here given your financial statements are prepared under accounting principles generally accepted in the United States of America. Please revise.
Use of Proceeds, page 28

8. You disclose that you will use a portion of proceeds for possible future acquisition activities. Please revise to provide a brief description of your acquisition plans, including types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions. See Item 3.C.3 of Part 1 of Form 20-F.
 Kian Hwa Goh
Orangekloud Technology Inc.
August 2, 2023
Page 3
Capitalization, page 30

9. We note that you intend to present the forward split that will be completed prior to effectiveness as pro forma in the capitalization table. Please tell us how you considered
         SAB Topic 4C which indicates that such changes in the capital structure should be given retroactive effect.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

10.      Please define    Small and Medium-Sized Enterprises (SMEs)" in the
context of your
         customer base. Clarify whether SMEs are measured in terms of revenue, employees, and/or other criteria. Also revise your disclosure to clarify whether your business is focused on SMEs or large enterprises.
Key Factors Affecting Performance, page 34

11.      You state that users    adoption and retention are vital for the
financial performance for
         your business operation. Please tell us what measures you use to monitor your user base and sales to existing customers, and revise to include a quantified discussion of such measures. Refer to SEC Release 33-10751.
Segment Profitability Metric, page 38

12. We note that you have included the results of operations by segment without a discussion of the results presented. Please revise to include a quantitative and qualitative discussion of your segment results. Refer to Item 5 of Form 20-F.
13. Your reference to "the ERP segment" is unclear here given it does not appear to be an operating or reportable segment disclosed elsewhere in this filing. Please revise or explain.
Other Metrics, page 41

14. It is unclear to us what each of the metrics and the subtotal disclosed in the table represents, how the amounts were calculated and how they relate to your presentation of
       GAAP revenues on your statements of operations on page F-5. Please advise. Also, revise your discussion to define each metric presented, describe how it is calculated, and
FirstName LastNameKian Hwa Goh
       explain in greater detail how each metric provides useful information to investors and how
Comapany     NameOrangekloud
       management                Technology
                      uses the metrics       Inc.
                                       in monitoring performance. Refer to SEC
Release 33-
August10751.
        2, 2023 Page 3
FirstName LastName
 Kian Hwa Goh
FirstName  LastNameKian  Hwa Goh
Orangekloud  Technology Inc.
Comapany
August     NameOrangekloud Technology Inc.
       2, 2023
August
Page 4 2, 2023 Page 4
FirstName LastName
Critical accounting policies and estimates, page 42

15. Your disclosures here appear to repeat your summary of significant accounting policies disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E of Form 20-F. Business
Our Products and Services, page 52

16. Your disclosure on page F-13 indicates that you generate revenue from two No-Code platforms, eMOBIQ and OK365. Please revise your disclosures to discuss OK365.
Management, page 64

17. You disclose that your Chief Executive Officer currently serves in other roles as well as being the CEO, Chairman of the Board of Directors, and Director of the company. In light of his other positions, disclose how much time Mr. Goh devotes to the company and discuss any conflicts of interest.
Underwriting, page 92

18. Please disclose the exceptions to the lock-up agreements. Consolidated Financial Statements of OrangeKloud Technology Inc.
Report of Independent Registered Public Accounting Firm, page F-2

19.      We note that your auditor   s report is not dated and that the
disclosures on page F-8 are not
         complete as the date of the reorganization has not yet occurred. If you intended to provide
         a    to be issued    auditor report due to a pending future event,
your auditors should include
         a signed and dated preface to their    to be issued    report stating
the reason for such report
         and that they expect to be in a position to issue the report in the form presented prior to effectiveness. Please note that a signed, dated and unrestricted
auditor   s report would
         need to be included in the filing prior to effectiveness.
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

20. Please provide us with a breakdown of the line item "payroll and employee benefits."
         Revise to allocate these costs to the respective line items (e.g., selling and marketing expenses, research and development expenses) or explain why such revision is not necessary and refer to the authoritative guidance that supports your presentation.
 Kian Hwa Goh
FirstName  LastNameKian  Hwa Goh
Orangekloud  Technology Inc.
Comapany
August     NameOrangekloud Technology Inc.
       2, 2023
August
Page 5 2, 2023 Page 5
FirstName LastName
Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
Revenue recognition, page F-12

21. We note that you recognize revenue from third party hosting services upfront at the point in time when access to the server is made available to customers. Please tell us how you determined that point in time recognition was appropriate. Refer to ASC 606-10-25-30.
22. We note the table on page 41 refers to "on-premise (perpetual) licenses" and "maintenance fees"; however you do not disclose your revenue recognition policy for these arrangements. Please revise. We also note that you refer to "term license subscriptions"
         on page 41. Please describe the nature of these arrangements and the revenue recognition policy. In this regard, please clarify if these represent on-premise term based licenses or if they are term based subscriptions for the right to access the software.
23. Revise to provide the information required by ASC 606-10-50-8 through -10 for contract assets and liabilities.
24. Revise to include the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts as revenue, on a quantitative basis or by using qualitative information. Refer to ASC 606-10-
         50-13.
Exhibit Index, page II-2

25. Your description for Exhibit 23.1 refers to BF Borgers CPA PC, however, the financial statements appear to have been audited by Simon & Edward, LLP. Please revise.
General

26.      We note your disclosure about the Reorganization. Please:

                Revise to clearly state the expected timing of the Reorganization, including clarification of whether the Reorganization is expected to occur before the completion of this offering. To the extent the Reorganization will not occur before this offering is complete, please state this;
                Revise to state the purpose of the Reorganization;
                Revise to discuss the Shareholder   s Agreement relating to MSC
Consulting, which
              will be included as an exhibit;
                Tell us the exemption from Securities Act registration you will rely on to conduct the exchanges contemplated by the Reorganization.
27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Kian Hwa Goh
Orangekloud Technology Inc.
August 2, 2023
Page 6

        You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                           Sincerely,
FirstName LastNameKian Hwa Goh
                                                           Division of
Corporation Finance
Comapany NameOrangekloud Technology Inc.
                                                           Office of Technology
August 2, 2023 Page 6
cc:       Lawrence Venick
FirstName LastName